UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 6, 2013

_____

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction	(Commission File	(I.R.S. Employer
of incorporation)	Number)	Identification No.)

1111 Bagby, Sky Lobby 2
Houston, Texas 77002
(Address of principal executive offices) (Zip Code)

713-651-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EOG RESOURCES, INC.

Item 2.02   Results of Operations and Financial Condition.

On November 6, 2013, EOG Resources, Inc. issued a press release announcing third quarter 2013 financial and operational results and fourth quarter and full year 2013 forecast and benchmark commodity pricing information (see Item 7.01 below). A copy of this release is attached as Exhibit 99.1 to this filing and is incorporated herein by reference. This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

Item 7.01   Regulation FD Disclosure.

Accompanying the press release announcing third quarter 2013 financial and operational results attached hereto as Exhibit 99.1 is fourth quarter and full year 2013 forecast and benchmark commodity pricing information for EOG Resources, Inc., which information is incorporated herein by reference. This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

Item 9.01   Financial Statements and Exhibits.

(d)   Exhibits

99.1   Press Release of EOG Resources, Inc. dated November 6, 2013 (including the accompanying fourth quarter and full year 2013 forecast and benchmark commodity pricing information).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: November 6, 2013   By: /s/ TIMOTHY K. DRIGGERS
                                                  Timothy K. Driggers
                                                  Vice President and Chief Financial Officer
                                                  (Principal Financial Officer and Duly Authorized
                                                  Officer)

EXHIBIT INDEX

Exhibit No.	**Description**
99.1	Press Release of EOG Resources, Inc. dated November 6, 2013 (including the accompanying fourth quarter and full year 2013 forecast and benchmark commodity pricing information).

EXHIBIT 99.1



EOG Resources, Inc.   P.O. Box 4362   Houston, TX 77210-4362

News Release
For Further Information Contact:

Investors
Maire A. Baldwin
(713) 651-6EOG (651-6364)
Kimberly A. Matthews
(713) 571-4676

Media
K Leonard
(713) 571-3870

EOG Resources Reports Third Quarter 2013 Results; Again Increases 2013 Production Growth Targets for Crude Oil and Total Company
- Delivers 39 Percent Year-Over-Year Total Company Crude Oil Production Growth
- Raises 2013 Full-Year Crude Oil Production Goal to 39 Percent from 35 Percent
- Increases 2013 Total Company Production Growth Target to 9 Percent from 7.5 Percent
- Reports Record Western Eagle Ford Oil Well
- Continues to Achieve Stellar Economic Results from the Eagle Ford, Bakken/Three Forks and Leonard Plays
- Announces Mark G. Papa Will Continue as Director Following Year-end Retirement

FOR IMMEDIATE RELEASE: Wednesday, November 6, 2013

HOUSTON – EOG Resources, Inc. (EOG) today reported third quarter 2013 net income of $462.5 million, or $1.69 per share. This compares to third quarter 2012 net income of $355.5 million, or $1.31 per share.

Consistent with some analysts' practice of matching realizations to settlement months and making certain other adjustments in order to exclude one-time items, adjusted non-GAAP net income for the third quarter 2013 was $634.3 million, or $2.32 per share. Adjusted non-GAAP net income for the third quarter 2012 was $468.7 million, or $1.73 per share. The results for the third quarter 2013 included net gains on asset dispositions of $5.2 million, net of tax ($0.02 per share), impairments of $2.4 million, net of tax ($0.01 per share) related to the sale of certain non-core North American assets and a previously disclosed non-cash net loss of $293.4 million ($187.8 million after tax, or $0.69 per share) on the mark-to-market of financial commodity contracts. During the third quarter, the net cash outflow related to financial commodity contracts was $20.6 million ($13.2 million after tax, or $0.05 per share). (Please refer to the attached tables for the reconciliation of adjusted non-GAAP net income to GAAP net income.)

EOG reported strong, sustained financial growth for the first nine months of 2013. Earnings per share increased 49 percent, discretionary cash flow increased 29 percent and adjusted EBITDAX rose 27 percent, compared to the same 2012 period. (Please refer to the attached tables for the reconciliation of non-GAAP discretionary cash flow to net cash provided by operating activities (GAAP) and adjusted EBITDAX (non-GAAP) to income before interest expense and income taxes (GAAP).)

Operational Highlights

EOG increased its U.S. crude oil and condensate production by 41 percent and total company crude oil and condensate production by 39 percent in the third quarter of 2013 over the same prior year period. Total company liquids production – crude oil, condensate and natural gas liquids (NGLs) – rose 33 percent.

EOG is increasing its full year crude oil and condensate production growth target for the second time in 2013 to 39 percent from 35 percent, following three quarters of extraordinary results. Total natural gas liquids production is expected to increase 17 percent, compared to the previous 14 percent target, and total natural gas production is projected to decline 11 percent, consistent with EOG's longstanding strategy in North America. Overall, EOG is targeting 9 percent total company production growth in 2013, versus its previous goal of 7.5 percent. In addition, EOG is again lowering certain unit cost estimates, based on results to date.

"EOG is consistently making the best oil wells in the best two oil plays in North America, the Eagle Ford and Bakken/Three Forks," said President and Chief Executive Officer William R. "Bill" Thomas.

South Texas Eagle Ford

In the first three quarters of 2013, EOG built momentum in its western Eagle Ford acreage by increasing drilling activity from six to nine rigs. Through completion advancements, initial production rates have increased more than 20 percent since the first quarter 2013. This enhanced productivity across Atascosa, La Salle and McMullen Counties mirrors the performance level EOG already has reached in its eastern play activities.

During the third quarter, EOG reported its top well to date from its western Eagle Ford acreage. The Kaiser Junior Unit #1H began initial production at 2,815 barrels of oil per day (Bopd) with 160 barrels per day (Bpd) of NGLs and 940 thousand cubic feet per day (Mcfd) of natural gas in Atascosa County. Other third quarter western wells include the Janet Unit #1H and Nelson Zella Unit #1H and #2H in La Salle County, which were completed with initial rates of 2,430, 1,960 and 2,810 Bopd with 175, 120 and 100 Bpd of NGLs and 1,000, 700 and 590 Mcfd of natural gas, respectively. In McMullen County, the River Lowe Ranch #4H, #5H, #6H, #7H, #8H and #9H began sales at initial rates ranging from 1,970 to 2,115 Bopd with 125 to 135 Bpd of NGLs and 720 to 780 Mcfd of natural gas. EOG has 100 percent working interest in these 10 wells.

Highlights from EOG's eastern Eagle Ford acreage include four DeWitt County wells. The Justiss Unit #1H, #2H and #3H were completed at 3,885, 3,560 and 3,940 Bopd with 520, 605 and 670 Bpd of NGLs and 3.0, 3.5 and 3.9 million cubic feet per day (MMcfd) of natural gas, respectively. Also in DeWitt County, the Vinklarek Unit #1H was completed at 4,510 Bopd with 715 Bpd of NGLs and 4.2 MMcfd of natural gas. In Gonzales County, the Baker-Deforest Unit #5H, #6H and #7H came on-line at 3,200, 3,560 and 4,115 Bopd with 420, 490 and 535 Bpd of NGLs and 2.5, 2.9 and 3.1 MMcfd of natural gas, respectively. EOG has 100 percent working interest in these seven Eagle Ford wells.

"Because we now are achieving high growth, high rate-of-return results from our western acreage, we have effectively raised the bar for all of EOG's Eagle Ford acreage," Thomas said.

With a 25-rig drilling program, EOG is increasing the total net wells planned across its Eagle Ford acreage in 2013 from 440 to 460.

North Dakota Bakken/Three Forks

EOG's exceptional Eagle Ford results were replicated in the North Dakota Bakken/Three Forks through improvements in initial production rates and efficient execution of its drilling program.

In the Bakken Core, EOG brought a number of Mountrail County wells to sales. The Fertile 50-0509H, in which EOG has 100 percent working interest, began producing crude oil at 2,315 Bopd with 1.0 MMcfd of rich natural gas. The Van Hook 126-2523H and 130-2526H came on-line at peak rates of 2,235 and 1,910 Bopd with 1.1 and 0.9 MMcfd of rich natural gas, respectively. EOG has 67 and 91 percent working interest in these wells, respectively. The Wayzetta 155-2636H, 137-2226H and 150-1509H had initial crude oil rates ranging from 2,060 to 2,500 Bpd with 1.0 to 1.2 MMcfd of rich natural gas. EOG has 72 percent, 65 percent and 63 percent working interest in these wells, respectively.

On its Antelope Extension acreage in McKenzie County, EOG highlighted three wells from the first bench of the Three Forks formation. The Bear Den 100-2017H and 101-2019H began producing at rates of 2,100 and 1,235 Bopd with 2.0 and 1.2 MMcfd of rich natural gas, respectively. The third well, the Bear Den 23-2019H had an initial production rate of 1,665 Bopd with 1.6 MMcfd of rich natural gas. EOG has 91 percent working interest in these three wells.

EOG remains focused on the highly economic Bakken Core and Antelope Extension areas. Based on continuous gains in results from both the Bakken and Three Forks formations, plans are to increase the level of drilling activity in 2014.

"Every quarter, EOG's technical understanding of the Eagle Ford and Bakken/Three Forks expands, as we further modify completion techniques that boost overall well productivity and economics," Thomas said.

Delaware Basin Leonard

During the third quarter, EOG completed three wells in the Delaware Basin Leonard play in Lea County, New Mexico. The Endurance 36 State Com #3H and #4H and Brown Bear 36 State #1H began production at 735, 875 and 720 Bopd, respectively. The wells, in which EOG has 100 percent working interest, also produced 85, 105 and 120 Bpd of NGLs with 460, 570 and 665 Mcfd of natural gas, respectively. Plans are to increase drilling activity in the Leonard in 2014.

"With premier positions in the Eagle Ford and Bakken/Three Forks, EOG continues to set new crude oil production records. Through our tenacious attention to the completion process, we are enhancing the productivity and profitability of these world class assets to ultimately realize a greater volume of the potential oil in the ground," said Mark G. Papa, Executive Chairman of the Board. "We also are pleased with the strides EOG is making in the Delaware Basin Leonard."

Hedging Activity

In recent weeks, EOG increased the amount of crude oil hedges in place for the remainder of 2013 and 2014. For the period November 1 through December 31, 2013, EOG has crude oil financial price swap contracts in place for 126,000 Bopd at a weighted average price of $98.80 per barrel, excluding unexercised options.

For the period January 1 through June 30, 2014, EOG has crude oil financial price swap contracts in place for approximately 123,000 Bopd at a weighted average price of $96.44 per barrel, excluding unexercised options. For the period July 1 through December 31, 2014, EOG has crude oil financial price swap contracts in place for 9,000 Bopd at an average price of $95.30 per barrel, excluding unexercised options.

EOG also has hedges in place for natural gas volumes. For December 2013, EOG has natural gas financial price swap contracts in place for 150,000 million British thermal units per day (MMBtud) at a weighted average price of $4.79 per million British thermal units (MMBtu), excluding unexercised options. For the full year 2014, EOG has natural gas financial price swap contracts in place for 170,000 MMBtud at a weighted average price of $4.54 per MMBtu, excluding unexercised options. (For a comprehensive summary of crude oil and natural gas derivative contracts, please refer to the attached tables.)

Capital Structure

For the first nine months of 2013, EOG's cash flows from operating activities and proceeds from asset sales exceeded total capital expenditures.

To date, EOG has closed on approximately $620 million of asset sales, exceeding its stated goal for the year. Proceeds from asset sales for the full year 2013 are expected to be approximately $750 million. At September 30, 2013, EOG's total debt outstanding was $6,313 million for a debt-to-total capitalization ratio of 30 percent. Taking into account cash on the balance sheet of $1,319 million at the end of the third quarter, EOG's net debt was $4,994 million for a net debt-to-total capitalization ratio of 25 percent. (Please refer to the attached tables for the reconciliation of net debt (non-GAAP) to current and long-term debt (GAAP) and the reconciliation of net debt-to-total capitalization ratio (non-GAAP) to debt-to-total capitalization ratio (GAAP).)

Board of Directors

As previously announced, in addition to his current role as Chief Executive Officer, Thomas will succeed Papa as Chairman of the Board on January 1, 2014. Papa will retire both as Executive Chairman of the Board and as an employee at year-end, although he will continue to serve as an EOG director.

Conference Call November 7, 2013

EOG's third quarter 2013 results conference call will be available via live audio webcast at 8 a.m. Central time (9 a.m. Eastern time) on Thursday, November 7, 2013. To listen, log on to www.eogresources.com. The webcast will be archived on EOG's website through November 21, 2013.

EOG Resources, Inc. is one of the largest independent (non-integrated) crude oil and natural gas companies in the United States with proved reserves in the United States, Canada, Trinidad, the United Kingdom and China. EOG Resources, Inc. is listed on the New York Stock Exchange and is traded under the ticker symbol "EOG."

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements and projections regarding EOG's future financial position, operations, performance, business strategy, returns, budgets, reserves, levels of production and costs, statements regarding future commodity prices and statements regarding the plans and objectives of EOG's management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "project," "strategy," "intend," "plan," "target," "goal," "may," "will," "should" and "believe" or the negative of those terms or other variations or comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning EOG's future operating results and returns or EOG's ability to replace or increase reserves, increase production, generate income or cash flows or pay dividends are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes the expectations reflected in its forward-looking statements are reasonable and are based on reasonable assumptions, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all) or will prove to have been correct. Moreover, EOG's forward-looking statements may be affected by known, unknown or currently unforeseen risks, events or circumstances that may be outside EOG's control. Important factors that could cause EOG's actual results to differ materially from the expectations reflected in EOG's forward-looking statements include, among others:

- the timing and extent of changes in prices for, and demand for, crude oil and condensate, natural gas liquids, natural gas and related commodities;
- the extent to which EOG is successful in its efforts to acquire or discover additional reserves;
- the extent to which EOG can optimize reserve recovery and economically develop its plays utilizing horizontal and vertical drilling, advanced completion technologies and hydraulic fracturing;
- the extent to which EOG is successful in its efforts to economically develop its acreage in, and to produce reserves and achieve anticipated production levels from, its existing and future crude oil and natural gas exploration and development projects, given the risks and uncertainties and capital expenditure requirements inherent in drilling, completing and operating crude oil and natural gas wells and the potential for interruptions of development and production, whether involuntary or intentional as a result of market or other conditions;
- the extent to which EOG is successful in its efforts to market its crude oil, natural gas and related commodity production;
- the availability, proximity and capacity of, and costs associated with, gathering, processing, compression and transportation facilities;
- the availability, cost, terms and timing of issuance or execution of, and competition for, mineral licenses and leases and governmental and other permits and rights-of-way, and EOG's ability to retain mineral licenses and leases;
- the impact of, and changes in, government policies, laws and regulations, including tax laws and regulations, environmental laws and regulations relating to air emissions, waste disposal, hydraulic fracturing and access to and use of water, laws and regulations imposing conditions and restrictions on drilling and completion operations and laws and regulations with respect to derivatives and hedging activities;

- EOG's ability to effectively integrate acquired crude oil and natural gas properties into its operations, fully identify existing and potential problems with respect to such properties and accurately estimate reserves, production and costs with respect to such properties;
- the extent to which EOG's third-party-operated crude oil and natural gas properties are operated successfully and economically;
- competition in the oil and gas exploration and production industry for employees and other personnel, equipment, materials and services and, related thereto, the availability and cost of employees and other personnel, equipment, materials and services;
- the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise;
- weather, including its impact on crude oil and natural gas demand, and weather-related delays in drilling and in the installation and operation of production, gathering, processing, compression and transportation facilities;
- the ability of EOG's customers and other contractual counterparties to satisfy their obligations to EOG and, related thereto, to access the credit and capital markets to obtain financing needed to satisfy their obligations to EOG;
- EOG's ability to access the commercial paper market and other credit and capital markets to obtain financing on terms it deems acceptable, if at all, and to otherwise satisfy its capital expenditure requirements;
- the extent and effect of any hedging activities engaged in by EOG;
- the timing and extent of changes in foreign currency exchange rates, interest rates, inflation rates, global and domestic financial market conditions and global and domestic general economic conditions;
- political conditions and developments around the world (such as political instability and armed conflict), including in the areas in which EOG operates;
- the use of competing energy sources and the development of alternative energy sources;
- the extent to which EOG incurs uninsured losses and liabilities or losses and liabilities in excess of its insurance coverage;
- acts of war and terrorism and responses to these acts;
- physical, electronic and cyber security breaches; and
- the other factors described under Item 1A, "Risk Factors", on pages 16 through 23 of EOG's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and any updates to those factors set forth in EOG's subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K.

In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements may not occur, and, if any of such events do, we may not have anticipated the timing of their occurrence or the extent of their impact on our actual results. Accordingly, you should not place any undue reliance on any of EOG's forward-looking statements. EOG's forward-looking statements speak only as of the date made, and EOG undertakes no obligation, other than as required by applicable law, to update or revise its forward-looking statements, whether as a result of new information, subsequent events, anticipated or unanticipated circumstances or otherwise.

The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose not only "proved" reserves (i.e., quantities of oil and gas that are estimated to be recoverable with a high degree of confidence), but also "probable" reserves (i.e., quantities of oil and gas that are as likely as not to be recovered) as well as "possible" reserves (i.e., additional quantities of oil and gas that might be recovered, but with a lower probability than probable reserves). As noted above, statements of reserves are only estimates and may not correspond to the ultimate quantities of oil and gas recovered. Any reserve estimates provided in this press release that are not specifically designated as being estimates of proved reserves may include "potential" reserves and/or other estimated reserves not necessarily calculated in accordance with, or contemplated by, the SEC's latest reserve reporting guidelines. Investors are urged to consider closely the disclosure in EOG's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, available from EOG at P.O. Box 4362, Houston, Texas 77210-4362 (Attn: Investor Relations). You can also obtain this report from the SEC by calling 1-800-SEC-0330 or from the SEC's website at www.sec.gov. In addition, reconciliation and calculation schedules for non-GAAP financial measures can be found on the EOG website at www.eogresources.com.

EOG RESOURCES, INC.
FINANCIAL REPORT
(Unaudited; in millions, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2013	**2012**	**2013**	**2012**
Net Operating Revenues	$ 3,541.4	$ 2,954.9	$ 10,738.1	$ 8,670.8
Net Income	$ 462.5	$ 355.5	$ 1,616.9	$ 1,075.3
Net Income Per Share				
Basic	$ 1.71	$ 1.33	$ 5.99	$ 4.03
Diluted	$ 1.69	$ 1.31	$ 5.93	$ 3.98
Average Number of Common Shares				
Basic	270.5	267.9	269.9	267.1
Diluted	273.6	271.0	272.9	270.3

SUMMARY INCOME STATEMENTS
(Unaudited; in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2013	**2012**	**2013**	**2012**
Net Operating Revenues				
Crude Oil and Condensate	$ 2,337,742	$ 1,512,168	$ 6,132,574	$ 4,198,753
Natural Gas Liquids	208,190	170,351	556,176	518,684
Natural Gas	396,123	426,728	1,269,604	1,153,433
(Losses) Gains on Mark-to-Market Commodity Derivative Contracts	(293,387)	4,671	(206,853)	327,328
Gathering, Processing and Marketing	872,699	764,385	2,755,069	2,193,290
Gains on Asset Dispositions, Net	8,183	67,376	185,569	248,134
Other, Net	11,846	9,176	45,956	31,203
Total	3,541,396	2,954,855	10,738,095	8,670,825
Operating Expenses				
Lease and Well	299,169	253,452	817,057	765,703
Transportation Costs	219,790	164,407	628,538	431,642
Gathering and Processing Costs	31,121	26,223	81,522	72,403
Exploration Costs	39,429	45,953	130,968	136,909
Dry Hole Costs	19,548	1,924	59,260	13,005
Impairments	85,917	62,875	177,432	250,239
Marketing Costs	876,761	755,457	2,746,900	2,155,043
Depreciation, Depletion and Amortization	928,800	825,851	2,685,719	2,383,359
General and Administrative	98,654	92,870	257,246	244,866
Taxes Other Than Income	172,438	120,096	458,566	359,798
Total	2,771,627	2,349,108	8,043,208	6,812,967
Operating Income	769,769	605,747	2,694,887	1,857,858
Other Income, Net	11,168	7,596	5,867	22,902
Income Before Interest Expense and Income Taxes	780,937	613,343	2,700,754	1,880,760
Interest Expense, Net	59,382	53,154	182,950	154,198
Income Before Income Taxes	721,555	560,189	2,517,804	1,726,562
Income Tax Provision	259,057	204,698	900,889	651,284
Net Income	$ 462,498	$ 355,491	$ 1,616,915	$ 1,075,278
Dividends Declared per Common Share	$ 0.1875	$ 0.17	$ 0.5625	$ 0.51

EOG RESOURCES, INC.
OPERATING HIGHLIGHTS
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2013	**2012**	**2013**	**2012**
Wellhead Volumes and Prices				
Crude Oil and Condensate Volumes (MBbld) (A)				
United States	227.6	161.3	204.3	147.6
Canada	6.1	6.7	6.7	6.9
Trinidad	1.2	1.2	1.3	1.7
Other International (B)	0.1	0.1	0.1	0.1
Total	235.0	169.3	212.4	156.3
Average Crude Oil and Condensate Prices ($/Bbl) (C)				
United States	$ 108.56	$ 97.64	$ 106.36	$ 98.26
Canada	97.90	86.09	90.53	86.25
Trinidad	94.96	90.84	91.80	93.85
Other International (B)	81.30	83.59	88.90	90.34
Composite	108.20	97.13	105.76	97.68
Natural Gas Liquids Volumes (MBbld) (A)				
United States	68.2	58.1	63.5	54.3
Canada	0.9	0.9	0.9	0.9
Total	69.1	59.0	64.4	55.2
Average Natural Gas Liquids Prices ($/Bbl) (C)				
United States	$ 32.75	$ 30.95	$ 31.55	$ 35.43
Canada	32.24	41.09	37.83	44.61
Composite	32.74	31.11	31.64	35.58
Natural Gas Volumes (MMcfd) (A)				
United States	899	1,022	920	1,051
Canada	76	94	78	98
Trinidad	352	387	350	393
Other International (B)	7	9	8	10
Total	1,334	1,512	1,356	1,552
Average Natural Gas Prices ($/Mcf) (C)				
United States	$ 3.19	$ 2.61	$ 3.33	$ 2.39
Canada	2.61	2.39	3.01	2.35
Trinidad	3.41	4.38	3.71	3.60
Other International (B)	6.12	5.67	6.58	5.70
Composite	3.23	3.07	3.43	2.71
Crude Oil Equivalent Volumes (MBoed) (D)				
United States	445.7	389.7	421.2	377.2
Canada	19.7	23.2	20.7	24.1
Trinidad	59.8	65.7	59.5	67.1
Other International (B)	1.2	1.7	1.4	1.8
Total	526.4	480.3	502.8	470.2
Total MMBoe (D)	48.4	44.2	137.3	128.8

(A) Thousand barrels per day or million cubic feet per day, as applicable.
(B) Other International includes EOG's United Kingdom, China and Argentina operations.
(C) Dollars per barrel or per thousand cubic feet, as applicable. Excludes the impact of financial commodity derivative instruments.
(D) Thousand barrels of oil equivalent per day or million barrels of oil equivalent, as applicable; includes crude oil and condensate, natural gas liquids and natural gas. Crude oil equivalents are determined using the ratio of 1.0 barrel of crude oil and condensate or natural gas liquids to 6.0 thousand cubic feet of natural gas. MMBoe is calculated by multiplying the MBoed amount by the number of days in the period and then dividing that amount by one thousand.

EOG RESOURCES, INC.
SUMMARY BALANCE SHEETS
(Unaudited; in thousands, except share data)

	September 30, 2013	December 31, 2012
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 1,318,817	$ 876,435
Accounts Receivable, Net	1,849,517	1,656,618
Inventories	566,004	683,187
Assets from Price Risk Management Activities	44,484	166,135
Income Taxes Receivable	42,296	29,163
Deferred Income Taxes	127,658	-
Other	243,191	178,346
Total	4,191,967	3,589,884
Property, Plant and Equipment		
Oil and Gas Properties (Successful Efforts Method)	41,887,901	38,126,298
Other Property, Plant and Equipment	2,954,085	2,740,619
Total Property, Plant and Equipment	44,841,986	40,866,917
Less: Accumulated Depreciation, Depletion and Amortization	(19,242,795)	(17,529,236)
Total Property, Plant and Equipment, Net	25,599,191	23,337,681
Other Assets	356,112	409,013
Total Assets	$ 30,147,270	$ 27,336,578
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 2,247,714	$ 2,078,948
Accrued Taxes Payable	200,477	162,083
Dividends Payable	50,753	45,802
Liabilities from Price Risk Management Activities	174,648	7,617
Deferred Income Taxes	-	22,838
Current Portion of Long-Term Debt	406,579	406,579
Other	267,162	200,191
Total	3,347,333	2,924,058
Long-Term Debt	5,906,494	5,905,602
Other Liabilities	846,780	894,758
Deferred Income Taxes	5,185,083	4,327,396
Commitments and Contingencies		
Stockholders' Equity		
Common Stock, $0.01 Par, 640,000,000 Shares Authorized and 273,061,895 Shares Issued at September 30, 2013 and 271,958,495 Shares Issued at December 31, 2012	202,731	202,720
Additional Paid in Capital	2,614,898	2,500,340
Accumulated Other Comprehensive Income	425,283	439,895
Retained Earnings	11,639,302	10,175,631
Common Stock Held in Treasury, 142,467 Shares at September 30, 2013 and 326,264 Shares at December 31, 2012	(20,634)	(33,822)
Total Stockholders' Equity	14,861,580	13,284,764
Total Liabilities and Stockholders' Equity	$ 30,147,270	$ 27,336,578

EOG RESOURCES, INC.
SUMMARY STATEMENTS OF CASH FLOWS
(Unaudited; in thousands)

	Nine Months Ended September 30,	
	2013	**2012**
Cash Flows from Operating Activities		
Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net Income	$ 1,616,915	$ 1,075,278
Items Not Requiring (Providing) Cash		
Depreciation, Depletion and Amortization	2,685,719	2,383,359
Impairments	177,432	250,239
Stock-Based Compensation Expenses	103,171	101,337
Deferred Income Taxes	657,686	385,878
Gains on Asset Dispositions, Net	(185,569)	(248,134)
Other, Net	460	(10,266)
Dry Hole Costs	59,260	13,005
Mark-to-Market Commodity Derivative Contracts		
Total Losses (Gains)	206,853	(327,328)
Realized Gains	115,323	555,946
Excess Tax Benefits from Stock-Based Compensation	(50,230)	(49,426)
Other, Net	16,222	12,675
Changes in Components of Working Capital and Other Assets and Liabilities		
Accounts Receivable	(213,746)	(112,174)
Inventories	61,147	(154,766)
Accounts Payable	145,199	83,682
Accrued Taxes Payable	73,197	42,791
Other Assets	(78,799)	(120,085)
Other Liabilities	10,889	39,871
Changes in Components of Working Capital Associated with Investing and Financing Activities	(72,945)	87,708
Net Cash Provided by Operating Activities	5,328,184	4,009,590
Investing Cash Flows		
Additions to Oil and Gas Properties	(5,084,335)	(5,326,884)
Additions to Other Property, Plant and Equipment	(271,136)	(477,351)
Proceeds from Sales of Assets	587,273	1,213,550
Changes in Restricted Cash	(68,061)	-
Changes in Components of Working Capital Associated with Investing Activities	72,916	(87,654)
Net Cash Used in Investing Activities	(4,763,343)	(4,678,339)
Financing Cash Flows		
Long-Term Debt Borrowings	-	1,234,138
Dividends Paid	(147,731)	(134,412)
Excess Tax Benefits from Stock-Based Compensation	50,230	49,426
Treasury Stock Purchased	(55,562)	(44,799)
Proceeds from Stock Options Exercised and Employee Stock Purchase Plan	30,080	59,714
Debt Issuance Costs	-	(1,771)
Repayment of Capital Lease Obligation	(4,318)	(1,407)
Other, Net	29	(54)
Net Cash (Used in) Provided by Financing Activities	(127,272)	1,160,835
Effect of Exchange Rate Changes on Cash	4,813	4,811
Increase in Cash and Cash Equivalents	442,382	496,897
Cash and Cash Equivalents at Beginning of Period	876,435	615,726
Cash and Cash Equivalents at End of Period	$ 1,318,817	$ 1,112,623

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF ADJUSTED NET INCOME (NON-GAAP)
TO NET INCOME (GAAP)
(Unaudited; in thousands, except per share data)

The following chart adjusts the three-month and nine-month periods ended September 30, 2013 and 2012 reported Net Income (GAAP) to reflect actual net cash realized from financial commodity price transactions by eliminating the unrealized mark-to-market losses (gains) from these transactions, to eliminate the net gains on asset dispositions in North America in 2013 and 2012 and to add back impairment charges related to certain of EOG's non-core North American assets in 2013 and 2012. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported company earnings to match realizations to production settlement months and make certain other adjustments to exclude non-recurring items. EOG management uses this information for comparative purposes within the industry.

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2013	2012	2013	2012
Reported Net Income (GAAP)	$ 462,498	$ 355,491	$ 1,616,915	$ 1,075,278
Mark-to-Market (MTM) Commodity Derivative Contracts Impact				
Total Losses (Gains)	293,387	(4,671)	206,853	(327,328)
Realized (Losses) Gains	(20,636)	249,166	115,323	555,946
Subtotal	272,751	244,495	322,176	228,618
After-Tax MTM Impact	174,628	156,537	206,273	146,372
Less: Net Gains on Asset Dispositions, Net of Tax	(5,241)	(43,354)	(129,616)	(161,652)
Add: Impairments of Certain North American Assets, Net of Tax	2,422	-	4,425	38,575
Adjusted Net Income (Non-GAAP)	$ 634,307	$ 468,674	$ 1,697,997	$ 1,098,573
Net Income Per Share (GAAP)				
Basic	$ 1.71	$ 1.33	$ 5.99	$ 4.03
Diluted	$ 1.69	$ 1.31	$ 5.93 (a)	$ 3.98 (b)
Percentage Increase - [(a) - (b)] / (b)			**49%**	
Adjusted Net Income Per Share (Non-GAAP)				
Basic	$ 2.35	$ 1.75	$ 6.29	$ 4.11
Diluted	$ 2.32	$ 1.73	$ 6.22	$ 4.06
Average Number of Common Shares				
Basic	270,471	267,941	269,934	267,136
Diluted	273,576	270,982	272,856	270,328

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF DISCRETIONARY CASH FLOW (NON-GAAP)
TO NET CASH PROVIDED BY OPERATING ACTIVITIES (GAAP)
(Unaudited; in thousands)

The following chart reconciles the three-month and nine-month periods ended September 30, 2013 and 2012 Net Cash Provided by Operating Activities (GAAP) to Discretionary Cash Flow (Non-GAAP). EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust Net Cash Provided by Operating Activities for Exploration Costs (excluding Stock-Based Compensation Expenses), Excess Tax Benefits from Stock-Based Compensation, Changes in Components of Working Capital and Other Assets and Liabilities, and Changes in Components of Working Capital Associated with Investing and Financing Activities. EOG management uses this information for comparative purposes within the industry.

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2013	2012	2013	2012
Net Cash Provided by Operating Activities (GAAP)	$ 2,012,472	$ 1,436,372	$ 5,328,184	$ 4,009,590
Adjustments				
Exploration Costs (excluding Stock-Based Compensation Expenses)	32,755	38,485	110,330	116,563
Excess Tax Benefits from Stock-Based Compensation	28,361	27,311	50,230	49,426
Changes in Components of Working Capital and Other Assets and Liabilities				
Accounts Receivable	48,937	227,593	213,746	112,174
Inventories	(39,062)	51,190	(61,147)	154,766
Accounts Payable	(3,830)	92,673	(145,199)	(83,682)
Accrued Taxes Payable	(48,381)	(28,428)	(73,197)	(42,791)
Other Assets	(13,506)	17,782	78,799	120,085
Other Liabilities	(62,289)	(67,226)	(10,889)	(39,871)
Changes in Components of Working Capital Associated with Investing and Financing Activities	53,306	(185,161)	72,945	(87,708)
Discretionary Cash Flow (Non-GAAP)	$ 2,008,763	$ 1,610,591	$ 5,563,802 (a)	$ 4,308,552 (b)
Percentage Increase - [(a) - (b)] / (b)			**29%**	

EOG RESOURCES, INC.
CRUDE OIL AND NATURAL GAS FINANCIAL
COMMODITY DERIVATIVE CONTRACTS

EOG has entered into additional crude oil derivative contracts since filing its Current Report on Form 8-K dated October 10, 2013. In addition, during September 2013, EOG settled certain crude oil derivative contracts covering notional volumes of 5,000 Bbld for the period July 1, 2014 through December 31, 2014. Presented below is a comprehensive summary of EOG's crude oil and natural gas derivative contracts at November 6, 2013, with notional volumes expressed in Bbld and MMBtud and prices expressed in $/Bbl and $/MMBtu. EOG accounts for financial commodity derivative contracts using the mark-to-market accounting method.

CRUDE OIL DERIVATIVE CONTRACTS

	Volume (Bbld)	Weighted Average Price ($/Bbl)
2013 [1]		
January 2013 (closed)	101,000	$ 99.29
February 1, 2013 through April 30, 2013 (closed)	109,000	99.17
May 1, 2013 through June 30, 2013 (closed)	101,000	99.29
July 2013 (closed)	111,000	98.25
August 1, 2013 through October 31, 2013 (closed)	126,000	98.80
November 1, 2013 through December 31, 2013	126,000	98.80
2014 [2]		
January 1, 2014 through March 31, 2014	128,000	$ 96.44
April 1, 2014 through June 30, 2014	118,000	96.43
July 1, 2014 through December 31, 2014	9,000	95.30

(1) EOG has entered into crude oil derivative contracts which give counterparties the option to extend certain current derivative contracts for an additional six-month period. Options covering a notional volume of 64,000 Bbld are exercisable on December 31, 2013. If the counterparties exercise all such options, the notional volume of EOG's existing crude oil derivative contracts will increase by 64,000 Bbld at an average price of $99.58 per barrel for each month during the period January 1, 2014 through June 30, 2014.

(2) EOG has entered into crude oil derivative contracts which give counterparties the option to extend certain current derivative contracts for additional six-month and nine-month periods. Options covering a notional volume of 10,000 Bbld are exercisable on or about March 31, 2014. If the counterparties exercise all such options, the notional volume of EOG's existing crude oil derivative contracts will increase by 10,000 Bbld at an average price of $96.60 per barrel for each month during the period April 1, 2014 through December 31, 2014. Options covering a notional volume of 103,000 Bbld are exercisable on or about June 30, 2014. If the counterparties exercise all such options, the notional volume of EOG's existing crude oil derivative contracts will increase by 103,000 Bbld at an average price of $96.60 per barrel for each month during the period July 1, 2014 through December 31, 2014. Options covering a notional volume of 9,000 Bbld are exercisable on or about December 31, 2014. In addition, in connection with the crude oil derivative contracts settled in September 2013 covering a notional volume of 5,000 Bbld, counterparties retain the option to enter into derivative contracts on December 31, 2014. If the counterparties exercise all such options, the notional volume of EOG's existing crude oil derivative contracts will increase by 14,000 Bbld at an average price of $95.35 per barrel for each month during the period January 1, 2015 through June 30,2015.

NATURAL GAS DERIVATIVE CONTRACTS

	Volume (MMBtud)	Weighted Average Price ($/MMBtu)
2013 [3]		
January 1, 2013 through April 30, 2013 (closed)	150,000	$ 4.79
May 1, 2013 through October 31, 2013 (closed)	200,000	4.72
November 2013 (closed)	150,000	4.79
December 2013	150,000	4.79
2014 [4]		
January 1, 2014 through December 31, 2014	170,000	$ 4.54

(3) EOG has entered into natural gas derivative contracts which give counterparties the option of entering into derivative contracts at future dates. Such options are exercisable monthly up until the settlement date of each monthly contract. For December 2013, if the counterparties exercise all such options, the notional volume of EOG's existing natural gas derivative contracts will increase by 150,000 MMBtud at an average price of $4.79 per MMBtu.

(4) EOG has entered into natural gas derivative contracts which give counterparties the option of entering into derivative contracts at future dates. Additionally, in connection with certain natural gas derivative contracts settled in July 2012, counterparties retain an option of entering into derivative contracts at future dates. All such options are exercisable monthly up until the settlement date of each monthly contract. If the counterparties exercise all such options, the notional volume of EOG's existing natural gas derivative contracts will increase by 320,000 MMBtud at an average price of $4.66 per MMBtu for each month during the period January 1, 2014 through December 31, 2014.

$/Bbl	Dollars per barrel
$/MMBtu	Dollars per million British thermal units
Bbld	Barrels per day
MMBtu	Million British thermal units
MMBtud	Million British thermal units per day

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF ADJUSTED EARNINGS BEFORE INTEREST EXPENSE,
INCOME TAXES, DEPRECIATION, DEPLETION AND AMORTIZATION, EXPLORATION COSTS,
DRY HOLE COSTS, IMPAIRMENTS AND ADDITIONAL ITEMS (ADJUSTED EBITDAX)
(NON-GAAP) TO INCOME BEFORE INTEREST EXPENSE AND INCOME TAXES (GAAP)
(Unaudited; in thousands)

The following chart adjusts the three-month and nine-month periods ended September 30, 2013 and 2012 reported Income Before Interest Expense and Income Taxes (GAAP) to Earnings Before Interest Expense, Income Taxes, Depreciation, Depletion and Amortization, Exploration Costs, Dry Hole Costs and Impairments (EBITDAX) (Non-GAAP) and further adjusts such amount to reflect actual net cash realized from financial commodity derivative transactions by eliminating the unrealized mark-to-market (MTM) losses (gains) from these transactions and to eliminate the net gains on asset dispositions in North America in 2013 and 2012. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported Income Before Interest Expense and Income Taxes (GAAP) to add back Depreciation, Depletion and Amortization, Exploration Costs, Dry Hole Costs and Impairments and further adjust such amount to match realizations to production settlement months and make certain other adjustments to exclude non-recurring items. EOG management uses this information for comparative purposes within the industry.

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2013	2012	2013	2012
Income Before Interest Expense and Income Taxes (GAAP)	$ 780,937	$ 613,343	$ 2,700,754	$ 1,880,760
Adjustments				
Depreciation, Depletion and Amortization	928,800	825,851	2,685,719	2,383,359
Exploration Costs	39,429	45,953	130,968	136,909
Dry Hole Costs	19,548	1,924	59,260	13,005
Impairments	85,917	62,875	177,432	250,239
EBITDAX (Non-GAAP)	1,854,631	1,549,946	5,754,133	4,664,272
Total Losses (Gains) on MTM Commodity Derivative Contracts	293,387	(4,671)	206,853	(327,328)
Realized (Losses) Gains on MTM Commodity Derivative Contracts	(20,636)	249,166	115,323	555,946
Net Gains on Asset Dispositions	(8,183)	(67,376)	(185,569)	(248,134)
Adjusted EBITDAX (Non-GAAP)	$ 2,119,199	$ 1,727,065	$ 5,890,740 (a)	$ 4,644,756 (b)

Percentage Increase - [(a) - (b)] / (b)   **27%**

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF NET DEBT (NON-GAAP) AND TOTAL
CAPITALIZATION (NON-GAAP) AS USED IN THE CALCULATION OF
THE NET DEBT-TO-TOTAL CAPITALIZATION RATIO (NON-GAAP) TO
CURRENT AND LONG-TERM DEBT (GAAP) AND TOTAL CAPITALIZATION (GAAP)
(Unaudited; in millions, except ratio data)

The following chart reconciles Current and Long-Term Debt (GAAP) to Net Debt (Non-GAAP) and Total Capitalization (GAAP) to Total Capitalization (Non-GAAP), as used in the Net Debt-to-Total Capitalization ratio calculation. A portion of the cash is associated with international subsidiaries; tax considerations may impact debt paydown. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who utilize Net Debt and Total Capitalization (Non-GAAP) in their Net Debt-to-Total Capitalization ratio calculation. EOG management uses this information for comparative purposes within the industry.

	At September 30, 2013
Total Stockholders' Equity - (a)	$ 14,862
Current and Long-Term Debt - (b)	6,313
Less: Cash	(1,319)
Net Debt (Non-GAAP) - (c)	4,994
Total Capitalization (GAAP) - (a) + (b)	$ 21,175
Total Capitalization (Non-GAAP) - (a) + (c)	$ 19,856
Debt-to-Total Capitalization (GAAP) - (b) / [(a) + (b)]	30%
Net Debt-to-Total Capitalization (Non-GAAP) - (c) / [(a) + (c)]	25%

EOG RESOURCES, INC.
FOURTH QUARTER AND FULL YEAR 2013 FORECAST AND BENCHMARK COMMODITY PRICING

(a) Fourth Quarter and Full Year 2013 Forecast

The forecast items for the fourth quarter and full year 2013 set forth below for EOG Resources, Inc. (EOG) are based on current available information and expectations as of the date of the accompanying press release. EOG undertakes no obligation, other than as required by applicable law, to update or revise this forecast, whether as a result of new information, subsequent events, anticipated or unanticipated circumstances or otherwise. This forecast, which should be read in conjunction with the accompanying press release and EOG's related Current Report on Form 8-K filing, replaces and supersedes any previously issued guidance or forecast.

(b) Benchmark Commodity Pricing

EOG bases United States, Canada and Trinidad crude oil and condensate price differentials upon the West Texas Intermediate crude oil price at Cushing, Oklahoma, using the simple average of the NYMEX settlement prices for each trading day within the applicable calendar month.

EOG bases United States and Canada natural gas price differentials upon the natural gas price at Henry Hub, Louisiana, using the simple average of the NYMEX settlement prices for the last three trading days of the applicable month.

		ESTIMATED RANGES (Unaudited)				
	4Q 2013			Full Year 2013		
Daily Production						
Crude Oil and Condensate Volumes (MBbld)						
United States	227.0	-	233.0	210.0	-	212.0
Canada	6.0	-	8.0	6.0	-	7.0
Trinidad	0.9	-	1.1	1.1	-	1.3
Other International	0.0	-	0.0	0.0	-	0.0
Total	233.9	-	242.1	217.1	-	220.3
Natural Gas Liquids Volumes (MBbld)						
United States	64.0	-	70.0	64.0	-	65.0
Canada	0.7	-	1.1	0.9	-	1.0
Total	64.7	-	71.1	64.9	-	66.0
Natural Gas Volumes (MMcfd)						
United States	855	-	880	904	-	910
Canada	62	-	82	74	-	79
Trinidad	335	-	375	346	-	356
Other International	5	-	11	7	-	8
Total	1,257	-	1,348	1,331	-	1,353
Crude Oil Equivalent Volumes (MBoed)						
United States	433.5	-	449.7	424.7	-	428.7
Canada	17.0	-	22.8	19.2	-	21.2
Trinidad	56.7	-	63.6	58.8	-	60.6
Other International	0.8	-	1.8	1.2	-	1.3
Total	508.0	-	537.9	503.9	-	511.8

	ESTIMATED RANGES (Unaudited)	
	4Q 2013	Full Year 2013
Operating Costs		
Unit Costs ($/Boe)		
Lease and Well	$ 6.20 - $ 6.40	$ 6.02 - $ 6.07
Transportation Costs	$ 4.50 - $ 4.70	$ 4.55 - $ 4.61
Depreciation, Depletion and Amortization	$ 19.40 - $ 19.80	$ 19.52 - $ 19.63
Expenses ($MM)		
Exploration, Dry Hole and Impairment	$ 140.0 - $ 190.0	$ 500.0 - $ 550.0
General and Administrative	$ 92.0 - $ 97.0	$ 350.0 - $ 355.0
Gathering and Processing	$ 29.0 - $ 33.0	$ 110.0 - $ 115.0
Capitalized Interest	$ 12.0 - $ 15.0	$ 46.0 - $ 50.0
Net Interest	$ 50.0 - $ 54.0	$ 233.0 - $ 237.0
Taxes Other Than Income (% of Wellhead Revenue)	5.9% - 6.3%	5.8% - 5.9%
Income Taxes		
Effective Rate	35% - 40%	35% - 38%
Current Taxes ($MM)	$ 105 - $ 120	$ 345 - $ 365
Capital Expenditures ($MM) - FY 2013 (Excluding Acquisitions)		
Exploration and Development, Excluding Facilities		Approximately $ 6,000
Exploration and Development Facilities		Approximately $ 800
Gathering, Processing and Other		Approximately $ 400
Pricing - (Refer to Benchmark Commodity Pricing in text)		
Crude Oil and Condensate ($/Bbl)		
Differentials		
United States - (above) below WTI	$ (0.35) - $ 1.15	$ (4.75) - $ (6.25)
Canada - (above) below WTI	$ 12.00 - $ 16.00	$ 9.00 - $ 10.00
Trinidad - (above) below WTI	$ 10.00 - $ 14.00	$ 7.00 - $ 8.00
Natural Gas Liquids		
Realizations as % of WTI		
United States	28% - 32%	31% - 33%
Canada	33% - 37%	37% - 39%
Natural Gas ($/Mcf)		
Differentials		
United States - (above) below NYMEX Henry Hub	$ 0.36 - $ 0.46	$ 0.35 - $ 0.39
Canada - (above) below NYMEX Henry Hub	$ 0.40 - $ 0.50	$ 0.60 - $ 0.64
Realizations		
Trinidad	$ 2.75 - $ 3.25	$ 3.46 - $ 3.60
Other International	$ 4.50 - $ 5.00	$ 6.00 - $ 6.14

Definitions

$/Bbl	U.S. Dollars per barrel
$/Boe	U.S. Dollars per barrel of oil equivalent
$/Mcf	U.S. Dollars per thousand cubic feet
$MM	U.S. Dollars in millions
MBbld	Thousand barrels per day
MBoed	Thousand barrels of oil equivalent per day
MMcfd	Million cubic feet per day
NYMEX	New York Mercantile Exchange
WTI	West Texas Intermediate